UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 03 )*

Flagstone Reinsurance Holdings Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3529T105

(CUSIP Number)

Marissa Costales,  Silver Creek Capital Management LLC  1301 Fifth Avenue, 40th Floor  Seattle,  Washington  98101  Phone : 206-774-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SILVER CREEK CAPITAL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,241,612 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,241,612 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,241,612 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silver Creek Low Vol Fund A, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,930,866 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,930,866 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,930,866 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
OO

This Schedule 13D is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (the "Management Company") and Silver Creek Low Vol Fund A, L.L.C., a Delaware limited liability company ("LVA" and together with the Management Company, the "Reporting Persons"). The Management Company is the managing member of LVA and serves as its adviser. This Schedule 13D relates to the Common Shares, par value $0.01 per share, of Flagstone Reinsurance Holdings Ltd, a Bermuda exempted company (the "Company"). Unless the context otherwise requires, referenes herein to the "Common Shares" are to such Common Shares of the Company. The Management Company is also the investment manager or adviser to a variety of other private investment funds including LVA which own shares of Common Shares of the Company (the "Private Funds"). The Private Funds directly own the Common Shares to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Shares by virtue of the authority granted to them to vote and to dispose of the securities held by the Private Funds including the Common Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Shares of the Company and is being filed pursuant to Rules 13d-2(a) and under the Exchange Act. The address of the principal executive offices of the Company is 23 Church Street, Hamilton, HM 11, Bermuda.

Item 2.	Identity and Background

(a)
This statement is filed by the Reporting Persons. The Management Company is organized as a limited liability company under the laws of the State of Washington. LVA is organized as a limited liability company under the laws of the State of Delaware.

(b)	The address of the principal business and principal office of the Reporting Persons is 1301 Fifth Avenue, 40th Floor, Seattle, Washington, 98101.

(c)
The principal business of the Management Company is to serve as investment manager or adviser to LVA as well as the Private Funds and other affiliated private investment funds, and to control the investing and trading in securities of such entities. The principal business of LVA and the Private Funds is to invest and trade in securities.

(d)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Management Company is a Washington limited liability company. LVA is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Certain Private Funds sold 2,984,146 shares of Common Shares of the Company back to the Company pursuant to that certain share purchase agreement dated as of March 9, 2010 (such agreement, the “Share Purchase Agreement” and such transaction, the “Transaction”). The closing date under the Share Purchase Agreement was March 11, 2010.

Item 4.	Purpose of Transaction

The purpose of the Transaction was to reduce the exposure of the seller Private Funds to the Issuer and to generate cash proceeds to be returned to the interest holders of such Private Funds and/or other operational purposes. The Management Company may cause the Private Funds to make acquisitions of Common Shares from time to time or to further dispose of any or all of the shares of Common Shares held by the Private Funds.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Management Company may analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, the Management Company beneficially owns 6,241,612 shares (the “Shares”) of Common Shares. The Management Company has dispositive power over such holdings. The Shares represent 7.5% of the 82,985,219 shares of Common Shares outstanding as of February 22, 2010, as reported in the Company's Form 10-Q for the quarterly period ending December 31, 2009. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

As of the date of this Schedule 13D, LVA directly beneficially owns 1,930,866 shares of Common Shares, which represents 2.3% of the outstanding shares of Common Shares.

None of the remaining Private Funds own a number of shares of Common Shares representing more than 5% of the total outstanding shares of Common Shares.

(b)
The Management Company has dispositive power over the 6,241,612 shares of Common Shares held directly by the Private Funds.

As the managing member of LVA, the Management Company has dispositive power over the 1,930,866 shares of Common Shares held directly by LVA.

(c)
Except as set forth below, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
3/11/2010	(2,984,146)	*

* On March 11, 2010, certain Private Funds sold 2,984,146 shares of Common Shares of the Company back to the Company pursuant to the Share Purchase Agreement dated March 9, 2010.

(d)
Other than the Private Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	LVA ceased to the beneficial owner of more than 5% of the outstanding Common Shares on March 11, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Pursuant to the Share Purchase Agreement, certain Private Funds sold 2,984,146 shares of Common Shares of the Company back to the Company on March 11, 2010.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver Creek Capital Management LLC

March 15, 2010	By:	/s/ Eric E. Dillon
Manager

Silver Creek Low Vol Fund A, L.L.C., by its managing member, SIlver Creek Capital Management LLC

March 15, 2010	By:	/s/ Eric E. Dillon
Manager, Silver Creek Capital Management LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)